Exhibit 99.1

Auryn Advances High-Grade Gold Targeting at Committee Bay

Vancouver, Canada – May 20th, 2020 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company”) is pleased to announce a significant advancement in targeting high-grade gold mineralization at the 100% owned Committee Bay gold project in Nunavut.

Auryn’s technical team analyzed recent and historical drill results from across the 300-kilometer greenstone belt and differentiated the geophysical conductivity responses between high-grade and low-grade mineralization. This led to revisiting a number of high potential targets across the belt that are characterized by strong gold-in-till anomalies and high-grade gold in outcrop or boulder trains, where historical drilling has not yet explained the extensive high-grade occurrences. In addition, undrilled targets were identified that have both high-grade boulder and outcrop rock samples as well as conductivity responses that are consistent with observed high-grade mineralization in other areas of the belt.

A Message from Ivan Bebek, Executive Chairman & Director:

“The Committee Bay gold project represents one of the premier gold belts globally. In the past four years we have come progressively closer with the successful drilling of multiple gold zones on the 300-kilometer trend, however, we have yet to drill the high-grade sources. Our most recent efforts last year led us to an instrumental breakthrough in targeting high-grade mineralization, which we are very excited to pursue as the gold price continues to rise.”

Advanced Targeting Process:

The process of evaluating conductivity responses across the belt and correlating to gold grade has led Auryn to reinterpret both magnetics and geological data with the following results:

●
A new understanding of shallowly plunging structural geometries associated with fold hinge zones that are favorable for hosting high-grade mineralization.

●
An understanding of the relevance of the highest conductivity responses in each rock type that has the potential to correspond with high-grade mineralization based on sulphidation of the host rock.

Auryn has applied this approach to the southwestern third of the belt and identified two significant fold hinge targets that have not been drilled at the Anuri and Amautik prospects (Figure 1). The technical team believes that the identification of shallowly plunging fold hinge zones is a critical step in targeting high-grade mineralization where strong gold-in-till anomalies and high-grade rocks in outcrop or boulder trains are in support of the newly identified targets.

Target Summary:

The fold hinge zone target that has been identified at the previously drilled Anuri prospect is characterized by the strongest gold-in-tills signature from across the belt as well as several high-grade boulder trains (Figures 1 & 2). Re-interpretation of the electro-magnetic conductivity responses, magnetics and geological data has yielded a flat lying, overturned recumbent fold geometry where the main fold hinge target zone is buried at depth (Figure 2). Both boulder trains and previous drill intercepts are interpreted to be associated with the limbs of this fold that are believed to represent the lower grade portions of the mineralized system.

The second fold hinge target that has been identified is at the undrilled Amautik prospect, which is characterized by conductivity responses consistent with other high-grade drilling on the Committee Bay belt. The geology at this prospect corresponds with a folded iron formation with strong geochemistry in rock samples with up to 15.7 g/t gold sourced from the hinge zone of the fold (Figure 3).

Both the Anuri and Amautik prospect fold hinges will be advanced to drill stage by conducting ground-based geophysical induced polarization surveys to identify areas of high chargeability that coincide with high conductivity responses.

A Message from Michael Henrichsen, COO & Chief Geologist:

“Over the past four exploration seasons we have built an incredible data set that has looked at the belt holistically. This has allowed us to identify the most important factors that produce high-grade mineralization versus low-grade mineralization across the belt. In addition, we have had a key breakthrough in identifying a new style of structural geometry, where potential fold hinge zones are plunging shallowly and are not necessarily exposed on surface. We believe our targets share geometries similar to those observed at the Meadowbank and Amaruq deposits and look forward to our future drill programs.”

Southwest Committee Bay Belt – Gold in Boulders & Tills

300 km long greenstone belt
Four Hills
Cop
Amaruq
Ghost
Kalulik
Shamrock
Three Bluffs
Pickle
West Plains
Au
Three Bluffs deposit
Indicated*: 524,000 oz @ 7.85 g/t
Inferred*: 720,000 oz @ 7.64 g/t
Anuri Prospect
Amautik Prospect
Legend
Auryn Property
Rocks - Boulders Au ppm
0.5 - 1
1 - 5
> 5
Tills Au ppb
< 0.07
0.07 - 0.59
0.59 - 1.6
1.6 - 2.47
2.47 - 3.2
3.2 - 3.86
> 3.86
N
10 km

* Refer to NI43- 101 report dated May 31, 2017 as amended October 23, 2017 filed under Auryn's profile at www.sedar.com

Figure 1: Illustrates the position of the Anuri and Amautik targets within the southwestern third of the Committee Bay gold belt.

Committee Bay – Anuri Fold Hinge Targets

300 km long greenstone belt
Four Hills
Cop
Anuri
Aiviq
Ghost
Kalulik
Three Bluffs
Shamrock
Pickle
Gas
West Plains
Legend
Drill Collar
Mineralized Horizon
Target Area
Rocks - Boulders (Au ppm)
0.5 - 1
1 - 5
> 5
Volcanic
Komatiite
Sediments + Iron Formation
Sediments
A'
Proposed IP Survey
Proposed IP Survey
B'
B
A
N
1 km
7.6m @ 1.05 g/t Au
1.5m @ 1.47 g/t Au
1.5m @ 1.56 g/t Au
3.0m @ 0.40 g/t Au & 3.0m @ 0.31g/t Au
3.0m @ 0.38g/t Au & 3.0m @ 0.31g/t Au
1.5m @ 1.46g/t Au
A
A'
IP Hinge Zone Target
1 km
4.9m @ 2.0 g/t Au
13.7m @ 1.91 g/t Au & 4.5m @ 1.48 g/t Au
11.3m @ 3.38 g/t Au (Open)
19.8m @ 0.81 g/t Au (EOH) (Open)
B
B'
Hinge
IP Hinge Zone Target
500 m

Figure 2: Illustrates a series of shallowly plunging fold hinges at the Anuri prospect that are buried at shallow depth and represent the primary targets for high-grade mineralization. These target areas will be advanced to drill stage with ground-based geophysical induced polarization surveys.

Figure 3: Illustrates the undrilled fold hinge at the Amautik prospect

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek
Executive Chairman and Director

For further information on Auryn Resources, please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technology-driven junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has six projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

Committee Bay Drilling QA/QC Disclosure

CB Grabs:
Approximately 1-2kg of material was collected for analysis and sent to ALS Lab in Vancouver, BC for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs for rock grab samples using internal standard samples, lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed. Grab samples are selective in nature and cannot be consider as representative of the underlying mineralization.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Disclaimer
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.